TRANSACTIONS IN THE SHARES

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased (Sold)	Seller	Per Share Price ($)	Date of Purchase/Sale
Sale of Common Stock	(5,300)	ASKELADDEN CAPITAL MANAGEMENT LLC	17.11	06/11/26
Sale of Common Stock	(5,446)	ASKELADDEN CAPITAL MANAGEMENT LLC	17.02	06/12/26
Sale of Common Stock	(505,757)	ASKELADDEN CAPITAL MANAGEMENT LLC	28.38	06/17/26
Sale of Common Stock	(175,157)	ASKELADDEN CAPITAL MANAGEMENT LLC	28.36	06/18/26
Sale of Common Stock	(18,702)	ASKELADDEN CAPITAL MANAGEMENT LLC	28.41	06/22/26
Sale of Common Stock	(1)	ASKELADDEN CAPITAL MANAGEMENT LLC	28.37	06/23/26
Sale of Common Stock	(453)	ASKELADDEN CAPITAL MANAGEMENT LLC	28.47	06/30/26
Sale of Common Stock	(162)	ASKELADDEN CAPITAL MANAGEMENT LLC	28.53	07/02/26